Filed Pursuant to Rule 433
Registration No. 333-233483

May 27, 2020

Depositary Shares, Each Representing a 1/25th Interest in a

Share of 4.950% Series P Fixed Rate Reset Non-Cumulative

Perpetual Preferred Stock

Issuer:	Truist Financial Corporation

Security:	Depositary shares, each representing a 1/25th interest in a share of 4.950% Series P Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock (the “Series P Preferred Stock”)

Size:	$1,000,000,000 (1,000,000 depositary shares)

Maturity:	Perpetual

Expected Ratings*:	Baa2 (stable) / BBB- (stable) / BBB (negative) / BBBH (stable) (Moody’s / S&P / Fitch / DBRS)

Liquidation Preference:	$25,000 per share (equivalent to $1,000 per depositary share)

Dividend Rate (Non-Cumulative):	Dividends on the Series P Preferred Stock, when, as and if declared by our board of directors (or a duly authorized committee of the board), will be payable on a non-cumulative basis, semi-annually in arrears on the 1st day of June and December of each year, commencing on December 1, 2020. The dividends will accrue and be payable on the liquidation preference amount of $25,000 per share of the Series P Preferred Stock (equivalent to $1,000 per depositary share) (i) from the date of original issue to, but excluding, December 1, 2025, at a fixed rate per annum of 4.950%, and (ii) from, and including, December 1, 2025 (the “First Reset Date”), during each reset period, at a rate per annum equal to the five-year U.S. treasury rate as of the most recent reset dividend determination date (as described in the prospectus) plus 4.605%. The dividend rate will be reset on the First Reset Date and on each date falling on the fifth anniversary of the preceding reset date.

Dividend Payment Dates:	The 1st day of June and December of each year, commencing December 1, 2020.

Optional Redemption:	The Series P Preferred Stock is perpetual and has no maturity date. We may, at our option, redeem the shares of Series P Preferred Stock (i) in whole or in part, during the three-month period prior to, and including, each reset date, or (ii) in whole, but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the prospectus supplement, in each case, at a redemption price equal to $25,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends to, but excluding, the date of redemption. Neither holders of Series P Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series P Preferred Stock.

Trade Date:	May 27, 2020

Settlement Date / Date of Original Issuance:	June 1, 2020 (T+3)

Public Offering Price:	$1,000 per depositary share

Underwriting Discount:	$10,000,000

Net Proceeds (before expenses) to Issuer:	$990,000,000

Listing:	Neither the depositary shares nor the Series P Preferred Stock will be listed or displayed on any securities exchange or interdealer market quotation system.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC RBC Capital Markets, LLC SunTrust Robinson Humphrey, Inc.

Co-Managers:	Academy Securities, Inc. R. Seelaus & Co., LLC

CUSIP/ISIN:	89832QAE9 / US89832QAE98

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The underwriters expect to deliver the securities to purchasers on or about June 1, 2020, which will be the third business day following the date of pricing of the securities (such settlement cycle being herein referred to as “T + 3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities prior to the second business day before the delivery of the securities will be required, by virtue of the fact that the securities initially will settle in T + 3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the securities who wish to trade the securities prior to the second business day before the delivery of the securities should consult their own advisor.

This communication is intended for the sole use of the person to whom it is provided by us. We have filed a registration statement, including a prospectus, with the Securities Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, RBC Capital Markets, LLC toll-free at 1-866-375-6829 and SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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